Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Applied Minerals, Inc. on Form S-1 to be filed on or about September 22, 2016 of our report dated March 29, 2016, on our audits of the consolidated financial statements and financial statement schedule as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015. Our report includes an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement of Applied Minerals, Inc. on Form S-1.

 /s/ EISNERAMPER LLP

New York, New York

September 22, 2016